EXHIBIT FOR ITEM 77Q3(a)(ii)

CHANGES IN INTERNAL CONTROLS

There were no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their last evaluation. Accordingly, there are no disclosures regarding any corrective actions with regard to significant deficiencies and material weaknesses.